Form N-CSR Item 12(c) Exhibit
Investor Contact: (800) 262-1122
EATON VANCE ENHANCED EQUITY INCOME FUND MARCH 2009 DISTRIBUTION
BOSTON, MA, March 31, 2009 — Eaton Vance Enhanced Equity Income Fund (NYSE: EOI), today announced important information concerning its distribution declared in March 2009. This press release is issued as required by the Fund’s managed distribution plan (Plan) and an exemptive order received from the U.S. Securities and Exchange Commission. The Board of Trustees has approved the implementation of the Plan to make monthly cash distributions to common shareholders, stated in terms of a fixed amount per common share. This information is sent to you for informational purposes only and is an estimate of the sources of the March distribution. It is not determinative of the tax character of the Fund’s distributions for the 2009 calendar year. Shareholders should note that the Fund’s total regular distribution amount is subject to change as a result of market conditions or other factors.
The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and the distribution may later be determined to be from other sources including realized short-term gains, long-term gains, to the extent permitted by law, and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.
Distribution Period: March 2009
Distribution Amount per Common Share: $0.137
The following table sets forth an estimate of the sources of the Fund’s March distribution and its cumulative distributions paid this fiscal year to date. Amounts are expressed on a per common share basis and as a percentage of the distribution amount.
Eaton Vance Enhanced Equity Income Fund

			Cumulative	% of the Cumulative
	Current	% of Current	Distributions for the	Distributions for the Fiscal
Source	Distribution	Distribution	Fiscal Year-to-Date[1]	Year to Date[1]

Net Investment Income	$0.015	10.9%	$0.087	10.5%

Net Realized Short-Term Capital Gains	$0.000	0.0%	$0.000	0.0%

Net Realized Long-Term Capital Gains	$0.000	0.0%	$0.000	0.0%

Return of Capital or Other Capital Source(s)	$0.122	89.1%	$0.735	89.5%

Total per common share	$0.137	100.0%	$0.822	100.0%

[1]	The Fund’s fiscal year is October 1, 2008 to September 30, 2009
IMPORTANT DISCLOSURE: You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’ The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and/or tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Set forth in the table below is information relating to the Fund’s performance based on its net asset value (NAV) for certain periods.

Average annual total return at NAV for the period from inception through February 28, 2009[1]	-1.76%

Annualized current distribution rate expressed as a percentage of NAV as of February 28, 2009[2]	14.89%

Cumulative total return at NAV for the fiscal year through February 28, 2009[3]	-28.83%

Cumulative fiscal year to date distribution rate as a percentage of NAV as of February 28, 2009[4]	6.20%

[1]	Average annual total return at NAV represents the simple arithmetic average of the annual NAV total returns of the Fund for the period from inception (10/29/2004) through February 28, 2009.

[2]	The annualized current distribution rate is the cumulative distribution rate annualized as a percentage of the Fund’s NAV as of February 28, 2009.

[3]	Cumulative total return at NAV is the percentage change in the Fund’s NAV for the period from the beginning of its year to February 28, 2009 including distributions paid and assuming reinvestment of those distributions.

[4]	Cumulative fiscal year distribution rate for the period from the beginning of its year to February 28, 2009 measured on the dollar value of distributions in the year-to-date period as a percentage of the Fund’s NAV as of February 28, 2009.
The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV), based in Boston, one of the oldest investment management firms in the United States, with a history dating back to 1924. Eaton Vance and its affiliates managed $121.9 billion in assets as of January 31, 2009, offering individuals and institutions a broad array of investment products and wealth management solutions. The Company’s long record of providing exemplary service and attractive returns through a variety of market conditions has made Eaton Vance the investment manager of choice for many of today’s most discerning investors.  For more information about Eaton Vance, visit www.eatonvance.com.